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19007490

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SEC Mail Processing
APR 01 2019
Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-68919~~ 8-68918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **2/1/2018** (MM/DD/YY) AND ENDING **1/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CohnReznick Capital Markets Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2533
(No. and Street)

New York	**New York**	**10170**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leonard Korn **973-364-6688**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Citrin Cooperman and Company LLP
(Name - if individual, state last, first, middle name)

290 West Mount Pleasant Avenue, Suite 3310	**Livingston**	**New Jersey**	**07039**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Knapp, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of CohnReznick Capital, as of January 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

YELENA GUREVICH
Appointment of Commissioner of Deeds
State of New York
No. 13253
Qualified in Kings County
Commission Expires 05/01/20

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
CohnReznick Capital Markets Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CohnReznick Capital Markets Securities, LLC as of January 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CohnReznick Capital Markets Securities, LLC as of January 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CohnReznick Capital Markets Securities, LLC's management. Our responsibility is to express an opinion on CohnReznick Capital Markets Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CohnReznick Capital Markets Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CohnReznick Capital Markets Securities, LLC's auditor since 2018.
Livingston, New Jersey
March 26, 2019

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

January 31, 2019

ASSETS

Cash	$ 9,250,489
Accounts receivable, net of allowance for doubtful accounts of $649,021	900,211
Furniture and equipment, net of accumulated depreciation of $221,352	219,090
Due from members	111,550
Prepaid expenses and other assets	347,902
TOTAL ASSETS	$ 10,829,242

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 6,172,036
Note payable to a former member	1,850,000
Due to affiliate	187,910
Accounts payable and other liabilities	91,576
TOTAL LIABILITIES	8,301,522
MEMBERS' EQUITY	2,527,720
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 10,829,242

See notes to financial statement

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

CohnReznick Capital Markets Securities, LLC (the Company) is a majority-owned subsidiary of CohnReznick LLP (CohnReznick) formed under the laws of the State of Maryland on January 1, 2012, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission (SEC) and as a member organization of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in New York, NY. The Company's primary focuses for its clientele are to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company does not hold any funds or securities for the account of securities customers and is therefore exempt from SEC Rule 15c3-3 under Section (k)(2)(i).

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The carrying amount of accounts receivable is reduced by an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer's balance is individually reviewed where all or a portion of the balance exceeds 180 days from the invoice date or when facts and circumstances indicate collection might be in doubt. Based on management's assessment of the customer's current creditworthiness, the estimated portion of the balance that will not be collected is recorded as an allowance for doubtful accounts. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. The allowance for doubtful accounts is $649,021 as of January 31, 2019.

Income Taxes

Beginning with the year ended January 31, 2018 the Company filed a partnership return on behalf of its members. Previously, the Company was a disregarded entity for income tax reporting purposes.

The Company is a limited liability company and as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in Other expenses in the Statement of Operations.

For the year ended January 31, 2019, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2015 remain open.

Furniture, Equipment, and Software

Furniture, equipment, and software are carried at cost. Depreciation for both financial statement and tax purposes is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation is determined using the following estimated useful lives:

	Years
Furniture and fixtures	7
Computer equipment	5
Software	3

Recent Accounting Pronouncements

The FASB issued ASU 2016-02 Leases (Topic 842). This ASU is the result of a joint project of FASB and IASB to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key

information about leasing arrangements. The amendments require a lessee to recognize a liability to make lease payments (lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term initially measured at the present value of the lease payments. Companies will be permitted to make an accounting policy election to not recognize leases with a term of 12 months or less. This guidance will be effective for the Company beginning February 1, 2019. The Company will adopt the new policy ASU 2016-02 beginning February 1, 2019.

NOTE 3 - FURNITURE, EQUIPMENT, AND SOFTWARE

Furniture, equipment, and software consist of the following as of January 31, 2019:

Furniture, equipment and software	$440,442
Accumulated depreciation and amortization	(221,352)
	$219,090

Depreciation and amortization for the year ended January 31, 2019 was $59,799.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank account may exceed the FDIC insured limits. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

One customer comprised 22% of the Company's revenues for the year ended January 31, 2019. At January 31, 2019, accounts receivable from this customer totaled $649,021 which has been fully reserved.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into expense sharing and management agreements with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computer and other office equipment, and general managerial and administrative support and services to the Company. Shared expenses incurred by the Company for the year ended January 31, 2019 were $443,622.

For the year ended January 31, 2019, the amount due to CohnReznick from the Company was $187,910 and is included in Due to Affiliate on the statement of financial condition. Advances were reduced by expense sharing amounts described above. There is no fixed repayment terms associated with these informal arrangements. Advisory fees of $158,563 were paid to CohnReznick for services in an agency capacity during the year ended January 31, 2019.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2019, the Company had net capital of $944,818 which was $391,383 in excess of its required net capital of $553,435. The Company's aggregate indebtedness ratio was 878.64%.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary. For the year ended January 31, 2019, employer contribution expense related to the 401(k) plan was $137,796.

NOTE 8- NOTE PAYABLE TO FORMER MEMBER

In FY19 a non-interest-bearing note was issued to a former member for redemption of capital. Payments made against principal during the year were $650,000. The remaining balance due is $1,850,000 and will be paid in two equal installments, one in March 2019 and one in March 2020.

NOTE 9 - SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through March 26, 2019 (the date the financial statements were available to be issued) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

JANUARY 31, 2019

COHNREZNICK CAPITAL MARKETS SECURITIES, LLC

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